United States securities and exchange commission logo





                              March 18, 2021

       Keith L. Horn
       Chief Executive Officer
       Forest Road Acquisition Corp.
       1177 Avenue of the Americas, 5th Floor
       New York, NY 10036

                                                        Re: Forest Road
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 16,
2021
                                                            File No. 333-253136

       Dear Mr. Horn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed February 16, 2021

       Cover Page

   1. Please discuss the disparate voting rights and terms that your Class X common stock has as compared to
Class A and Class C common stock and identify the holders of your
                                                        Class X common stock.
In this regard, we note your disclosure that each share of Class X common stock is
entitled to ten votes. Refer to Item 501(b)(2) of Regulation S-K.
       Risk Factors, page 45

   2. Please revise your Risk Factors, and Description of Capital Stock section, to the extent applicable, to include
a description of the Class A and Class X Common Stock
                                                        and explain the nature
of the disparate voting rights, including:
                                                            the number of votes
per share to which each class of common stock is entitled;
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Forest RoadLastNameKeith   L. Horn
             Acquisition Corp.
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                the percentage of outstanding shares that Class X stockholders must keep to continue to control the outcome of matters submitted for stockholder approval;
                that the controlling stockholders have the ability to control matters requiring stockholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change of control, merger, consolidation, or sale of assets;
                that there may be anti-takeover effects preventing a change in control transaction that stockholders might consider in their best interest; and
                future instances of Class X Common Stock may be dilutive to holders of Class A
              Common Stock.
3. Please include a risk factor that discusses the risk of being a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange.
Consideration to be Received in the Business Combination, page 94

4. Elaborate upon the nature of the "instrument" you describe in paragraph (i) and how the conversion feature operates.
Background of the Business Combination, page 113

5. We note that you conducted your initial due diligence of all your potential acquisition targets based on the businesses' management, business model, and certain financials.
         Please tell us how you determined to reduce your initial 50 business opportunities to the
         15 potential business opportunities and the additional 20 potential business opportunities after that. In this regard, your discussion seems to transition straight to the consideration of a transaction with Beachbody without any sense as to whether other transaction candidates were under serious consideration. Additionally, we note the assistance of your
         "advisors" in this process. Please revise to include the name of such advisors and detail their respective roles in the process.
6. We note that a representative of The Raine Group initially contacted you on November
         28, 2020 regarding one of its investments, Beachbody. We also note that The Raine
         Group seemed to be involved in the ongoing negotiations and purchased at least a portion of the $72.5 million Beachbody equity that was sold on December 29, 2020 by existing shareholders of Beachbody. You refer to The Raine Group as Beachbody's financial advisor with respect to the January 6, 2021 PIPE Investment. However, you note that on
         January 19, 2021, Beachbody retained The Raine Group as its financial advisor. Please revise your disclosure to clarify the Raine Group's role and include the details surrounding its evolving role from the initial introduction in November 2020 through the execution of the transaction documents in February 2021. Please also include the details surrounding the The Raine Group's role in negotiations on and after January 19, 2021. To the extent this raises any conflicts of interest or related party transaction disclosure, please state as much in the appropriate section.
7. We note that Mr. Staggs, the Chairperson of your Strategic Advisory Committee, has
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Forest RoadLastNameKeith   L. Horn
             Acquisition Corp.
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         a brother-in-law who was an employee of, and owned equity in, Beachbody during the time that you and Mr. Staggs were pursuing a business combination with Beachbody.
         Please revise your disclosure to state whether Mr. Staggs' brother-in-law was employed in a position that was involved in the negotiations and transactions discussed in connection with the business combination and revise to state his equity interest in Beachbody.
8. We note that on December 3, 2020, you were granted access to the virtual data room that contained information about Beachbody and Myx. Please revise to disclose the relevant ongoing prior business dealings between Beachbody and Myx and any other relevant information regarding their relationship and any existing agreements between the parties.
9. If a preliminary valuation of the Target Companies was arrived at on December 6, 2020, please disclose the amount or explain why no amount was determined.
10. Clarify when an initial draft of an LOI was provided to Beachbody and disclose its original terms as well as how and why any terms were revised over time. In this regard, we note the ongoing discussions and negotiations that occurred throughout the first half of
         December 2020. Please expand your discussion to include how determinations were made as to the consideration in the transaction and how valuations, and advisors, if any, played a role in such discussions and negotiations that resulted in the entering into the LOI on
         December 16, 2020 and subsequent revisions to the LOI on December 17, 2020. Clearly state when the final consideration terms of the merger were arrived
at.
11. Please summarize the details of due diligence and resulting discussions and negotiations that occurred between December 21, 2020 and February 9, 2021. Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Disclose the concerns with respect to each item, and with respect to the resulting transaction documents, how any provisions, deal structure, valuations and reports impacted negotiations.
12. We note that on December 7, 2020 Beachbody made a $10 million investment in Myx and on December 29, 2020, certain existing shareholders of Beachbody, including a limited number of current management, sold $72.5 million of their existing equity in
         Beachbody to Raine and certain new investors, at an implied enterprise value of approximately $1.5 billion. Please revise to disclose what impact, if any, each of these transactions had on ongoing negotiations.
13. Please revise to include the names of all advisors mentioned in this section and where applicable, clarify their roles in each meeting, negotiation, and presentation. For example, it is not clear to us how the roles of Guggenheim Securities and Greenhill may have differed and what roles they played as advisors. We also note the summary report prepared by K&E on January 28, 2021 and the summary of Forest Road's advisors'
         respective preliminary diligence findings submitted on January 6, 2021 and subsequent financial and valuation analyses presented on February 3, 2021. As applicable, please provide the information required by Item 4(b) of Form S-4. Please also tell us whether you received any other reports from any of the various advisors mentioned in this section.
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             Acquisition Corp.
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         If you did, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.
The Board's Reasons for the Approval of the Business Combination, page 121

14. You state that the Board reviewed the results of the due diligence conducted by your management and advisors, including projections provided by Myx, however it does not appear that you have included such projections on page 123. Please revise to include such projections or tell us why you do not believe it is necessary to do so.
15. We note your statement that "the Board concluded, in its business judgment, that the potentially positive reasons relating to the Business Combination and the other related transactions outweighed the potentially negative reasons. In connection with its deliberations, the Board did not consider the fairness of the consideration to be paid by it in the Business Combination to any person other than Beachbody and Myx." None of the factors you discuss here appear to pertain to the consideration to be received by stockholders as part of the transaction. Explain how you determined the transaction to be fair to stockholders when it does not appear that the Board took into account the consideration to be received in exchange for your shares.
16. We note the presentation that is included with the Form 8-K filed on February 10, 2021.
         Please revise to explain whether the Board considered as a factor in favor the transaction the comparable companies or transactions, or Operational Benchmarking or Valuation
         Benchmarking, analyses presented in the presentation. If so, please state as much and disclose this aspect of the presentation in the prospectus, as well as who prepared it.
The Organizational Document Proposal
Forum, page 133

17. Please ensure that in each instance where you discuss your exclusive forum provision, you include the proposed treatment of claims which may be brought under the Securities Act and Exchange Act.
Business of Beachbody, page 190

18. We note your statement that you are a "leading holistic health and wellness platform with over 2.6 million digital subscriptions and 0.4 million nutritional subscriptions." Please provide additional support for your claim that your are a "leading holistic health and wellness platform" and please tell us the means by which you measure your subscriptions
         (e.g. whether a one-time purchase qualify as a "subscription"). Also, we note your statement that you have an "extensive library of content that contains some of the most successful programs in the fitness industry." Please quantify your "extensive library of content" and tell us how you define "successful programs" in this instance.
19. We note your statement that "[o]ur low subscriber churn rate, together with our high digital subscriber and nutrition gross margins, generates an attractive lifetime value, or
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             Acquisition Corp.
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         LTV, of our customers relative to our customer acquisition costs." Please provide support for this statement and quantify such measurements, to the extent possible. Please tell us whether LTV is a key operating metric that you use in evaluating your business, and if so, please tell us how this measurement has changed from prior years.
20. We note that you compare the cost of your monthly connected fitness subscription to the cost of monthly gym memberships, personal training sessions, and connected fitness classes at boutique studios. Please revise to include comparisons to other connected fitness subscription costs that are used at home, or tell us why you do not believe such comparison is appropriate.
Impact of COVID-19, page 206

21. We note your disclosure regarding the impact of COVID-19 on your business. To the extent applicable, please analyze and revise your disclosure based on CF Disclosure
         Guidance: Topics 9 and 9A. Additionally, here and in the Business section, we note your disclosure of your increased performance for the nine months ended September 30, 2020.
         To the extent that such increases may be attributed to COIVD-19, please state as much.
         Please also revise to clarify the extent that you believe that these trends will continue after
         COVID-19. Please also include any relevant disclosure in your Risk Factors section.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Beachbody
Non-GAAP Information, page 210

22. Please tell us how you determined the amounts included in the other non-recurring adjustment to arrive at Adjusted EBITDA, which includes restructuring benefits and certain transaction costs, are non-recurring or revise your disclosures to no longer describe them as such. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Components of our Operating Results and Results of Operations, page 214

23. Where changes in results are attributed to more than one item, please quantify the impact of each item, where practicable. For example, you attribute the increase in digital cost of revenue to streaming costs and credit card processing expense, as well as OpenFit live training costs and the amortization of intangible assets, partially offset by decrease in content assets amortization. Refer to paragraphs (b)(2) and (c)(2) in
Item 303 of
         Regulation S-K.
Management of the Company Following the Business Combination, page 235

24.      Please include the dates of employment for Jonathan Gelfand. Refer to
Item 401(e) of
         Regulation S-K.
25. Please file a consent to be named as a director for Mr. Kevin Mayer as an exhibit to the
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March 18, 2021
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         registration statement, consistent with Rule 438.
Beneficial Ownership of Securities, page 253

26. Please revise your beneficial ownership table to include the Class X Common Stock.
         Refer to Item 403(b) of Regulation S-K.
Description of Securities, page 256

27. We note your disclosure that you have a multi-class structure including Class A, Class C, and Class X common stock. Please disclose whether or not, upon the completion of this offering, any shares of Class C common stock will be issued and outstanding. Amend your disclosure to clarify the purpose of the Class C common stock and describe the impact of future issuances of the Class C shares on the voting and economic power of
         Class A and Class X holders, and the types of transactions and/or classes of individuals to whom you eventually plan to issue such shares. In addition, please revise your risk factor disclosure to include a detailed discussion of the material risks relating to any future issuances of Class C shares, including, but not limited to, the potential conflict of interest
         presented by a misalignment of the Class X holders    voting control
and economic
         interest. In this regard, it appears that any issuance of Class C shares will effectively
         reduce the Class X holders    economic interests, while the voting
control of the Class
         X shares will not be affected. Please make conforming changes to your Prospectus
         Summary, including a description of the purpose and material risks of such structure.
The Beachbody Company Group, LLC Consolidated Financial Statements
Consolidated Statements of Mezzanine Equity and Members' Equity, page F-60

28. Please tell us how you treated the undistributed earnings (losses) at April 2, 2019, when you made the election, discussed on page F-69, to change the entity status to a regarded C-
         Corporation from a regarded pass-through entity for income tax purposes. Refer to SAB
         Topic 4.B.
1. Organization, Business and Summary of Accounting Policies
Segments, page F-70

29. Information regarding your Openfit operating segment can be treated in one of the manners described in ASC 280-10-50-12 through 50-15, but cannot be combined with
FirstName LastNameKeith L. Horn
       your Beachbody reportable segment, unless the aggregation criteria in ASC 280-10-50-11
Comapany   NameForest
       are met.          Road Acquisition
                Please present             Corp. reportable segment information
separately or
                               your Beachbody
March explain
       18, 2021how the6 aggregation criteria have been met.
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Tamar Donikyan